

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Panna Sharma
Chief Executive Officer
Lantern Pharma Inc.
1920 McKinney Avenue, 7th Floor
Dallas, Texas 75201

Re: Lantern Pharma Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.9, 10.10, 10.11, 10.12, 10.13 and 10.14
Filed April 16, 2020
File No. 333-237714

Dear Mr. Sharma:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance